Exhibit 99.1

PERRIGO RESPONDS TO MISLEADING LETTER FROM MYLAN EXECUTIVE CHAIRMAN

DUBLIN, September 10, 2015 - Perrigo Company plc ("Perrigo") (NYSE: PRGO; TASE) today responded to Mylan N.V.’s (“Mylan”) (NASDAQ: MYL) letter to Perrigo dated September 8th, 2015.

Perrigo Chairman, President and CEO Joseph C. Papa sent the following letter to Mylan Executive Chairman Robert J. Coury clarifying numerous misleading statements made by Mylan and reiterating Perrigo’s confidence that Perrigo shareholders will not tender into Mylan’s value-destructive offer.

The full text of the letter delivered to Mylan by Perrigo on September 10, 2015 is below.

September 10, 2015

Robert J. Coury                        Robert J. Coury
Executive Chairman                    c/o Mylan Inc.
Mylan N.V.                        Robert J. Coury Global Center
Albany Gate, Darkes Lane                1000 Mylan Blvd.
Potters Bar, Hertfordshire                Canonsburg, PA 15317
EN6 1AG, United Kingdom

Dear Robert,

I welcome the opportunity to respond to your letter of September 8, 2015, in which you state that your aim is to “ensure that the facts are clearly understood and that misinformation is not disseminated”. We at Perrigo live by that same objective, and to that end, I would like to share a few thoughts with you and our shareholders.

First, as we have stated publicly, and to you personally, we have never taken the attitude of “not at any price or on any terms”. Perrigo’s Board carefully evaluated Mylan’s offer and determined that it substantially undervalues Perrigo and its bright growth prospects. As a shareholder-focused public company, we are committed to maximizing shareholder value through every opportunity, organically and inorganically, in the near- and long-term. We also have been very clear that the $205 per share value that Mylan initially proposed, and your current lower offer, are grossly inadequate. Contrary to your letter, Perrigo has never refused to engage with you, but your offers have simply not been a basis for discussions. You chose to pursue this path in April with an unsolicited offer rather than engagement, and you alone have chosen the price to offer our shareholders. Any attempt now to shift the blame for failing to give our shareholders better value is disingenuous and only highlights the inadequacy of your offer.

Second, while you choose to make excuses for your low offer - first Mylan’s CEO Heather Bresch dismissed it as lot of “noise in the system” and now, in your letter, you blame the market sell-down - we have been focused on delivering value to our shareholders and earning the multiple that shareholders ascribe to our shares. We rejected your offers in April, long before any market sell-down. For you to state that Perrigo’s share price was protected “solely” by Mylan’s offer is simply nonsense, in light of our continued focus on M&A opportunities and earnings performance over the past five months. While we do not share your claimed ability to predict how stock prices will move in the future, we know this - from July 24, 2015 (the trading day before Teva walked away from Mylan) until now, Mylan’s share price has dropped more than 26%, with the S&P 500 falling only 5%, and the S&P 500 Healthcare Index dropping approximately 6%, over that same time period.

And, contrary to your implication, Mylan’s offer is not an all-or-nothing proposition for our shareholders. We are confident in our ability to deliver value well in excess of your offer through our standalone plan and our acquisition strategy. Additionally, as Perrigo does not employ anti-takeover measures or tactics, our shareholders can remain confident that should the right opportunity present itself, they would benefit from further upside. In contrast, as third parties have noted, Mylan may be the only company in the S&P 500 which trades without a realistic possibility of a change of control premium, as highlighted by your preemptive dispatch of Teva’s 48% premium bid (destroying $14 billion of potential shareholder value in the process). It is no surprise that some have noted that Mylan shares are hampered by a “corporate governance discount”.

Third, you write that Mylan’s “highly compelling offer” would result in a “highly accretive” transaction. In reality, your offer is neither compelling, nor accretive. It is not compelling because it substantially undervalues Perrigo and provides a meager change of control premium at best - in fact it is the lowest change of control premium of any biopharmaceutical deal valued over $5 billion since the start of 2012. And by your own admission, Mylan does not expect this offer to be accretive until “year four” and then only if Mylan’s synergy estimates are fully realized. If these optimistic synergy targets are missed, then the deal will become even more dilutive to Mylan’s adjusted EPS and more financially unattractive for shareholders.

Fourth, like many shareholders and commentators, Perrigo remains troubled by Mylan’s decision to lower the tender threshold to 50%+. Your words say that closing below 80% is “highly unlikely” but your actions (in lowering the acceptance condition) speak otherwise. In fact, numerous third parties, including sell-side analysts, ISS and Moody’s among others, believe that acquiring a mere control position would have significant adverse consequences. You pretend you could generate the same synergies whether you own 100% of Perrigo or whether you own only a control stake, with minority shareholders outstanding. This defies economic theory and practice, and is commonly viewed as such by leading analysts and commentators. We will continue to make sure that our shareholders understand the potential value destruction of this scenario.

Fifth, we and others have observed some very troubling corporate governance values at Mylan. You suggest that Mylan is required to act in the best interests of all Mylan’s stakeholders. However, Dutch law most certainly did not require you to have the ability to personally reappoint directors even in the event they are all removed by shareholders, but you chose to have it, and you threatened to use it. Nor was Mylan required to threaten to delay a shareholder-requested special meeting by 180 days to avoid giving your shareholders a forum to express their views, but you chose to do so. Nor were you required to implement a poison pill device - one business day before launching your bid for us - that now controls 50% of your vote, but you chose this too. Despite your assertions, your shareholders were never asked to approve the extreme governance prison you designed; rather, they were merely provided with a “yes-or-no” vote on the Abbott transaction (and in fact some of them are suing Mylan over inadequate disclosure on your governance). In addition, you recently threatened to delist Perrigo from every exchange if you obtain a mere 50% of shares tendered, regardless of how many billions in market capitalization are outstanding, and without stating a single business purpose. We believe that corporate governance involves choices. These, and other corporate governance failures on your part, were not an inheritance forced upon you; these were your choices.

Perrigo has chosen a different path - one where creating value for shareholders drives everything we do. We have delivered Total Shareholder Return of over 970% since 2007 (more than three times Mylan’s Total Shareholder Return over the same time period) and we have done so while respecting the rights and interests of our shareholders, the owners of our company.

In any event, we agree that this important decision is now in the hands of Perrigo shareholders. I have spoken with the majority of them, many of whom are also Mylan holders, and these conversations, as well as the results of your “overwhelming majority” vote (which in fact was only 51% of your own shares outstanding or, in other words 49% of your shareholders did NOT vote for this transaction), only reinforces our view that Perrigo shareholders will not tender into your value destructive offer.

I am committed to generating extraordinary value for Perrigo’s shareholders. Since April, I have spent the majority of my time speaking openly with our shareholders and I have great confidence that they will support the superior opportunities that lie ahead for us at Perrigo.

Best,

Joseph C. Papa
Chairman and CEO
Perrigo

Forward Looking Statements
Certain statements in this press release are forward-looking statements. These statements relate to future events or the Company's future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including future actions that may be taken by Mylan in furtherance of its unsolicited proposal. These and other important factors, including those discussed under "Risk Factors" in the Company's Form 10-K for the year ended June 28, 2014, as well as the Company's subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this press release are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It
The exchange offer for the outstanding shares of Perrigo described herein has not yet commenced. If and when an exchange offer by Mylan is commenced, Perrigo intends to file a solicitation/recommendation statement with respect to such exchange offer with the Securities and Exchange Commission ("SEC"). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC's website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Perrigo shareholders may also obtain copies of the information when it is available by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. No statement in this communication constitutes an asset valuation.

About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of branded OTC products, generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China. Visit Perrigo online at (http://www.perrigo.com).

Sources and Bases

•	Source of S&P 500 and company share prices sourced from Bloomberg.

•
For references to third parties on Mylan’s “change of control premium, see Jeffrey Sonnenfeld, Senior Associate Dean for Executive Programs, Yale School of Management, on CNBC’s “Squawk Box”, September 9, 2015, stating that “there is basically no takeover premium for Mylan”.

•
The reference to the 48% acquisition premium is to Teva's potential offer price of $82.00 per Mylan share compared to Mylan's unaffected share price of $55.305 prior to rumors of Teva formulating an approach for Mylan.

•
The reference to destruction of approximately $14 billion in potential shareholder value is to the implied equity value of Teva’s potential offer price of $82.00 per Mylan share compared to the implied equity value of Mylan’s unaffected share price of $55.305 prior to rumors of Teva’s formulating an approach for Mylan.

•	The reference to a "corporate governance discount" is sourced from the ISS Report recommending a vote against the Mylan offer, dated August 14, 2015.

•
The reference to the "lowest unaffected premium of any biopharmaceutical deal valued over $5 billion since the start of 2012" is sourced from transaction activity and transaction size information from Dealogic, unaffected shares prices from Capital IQ and transaction terms from company press releases. Where applicable, the equity component of an offer is based on the share price of the acquirer the day prior to announcement of the transaction.

•	The reference to the synergies of the proposed transaction is sourced from Mylan N.V. Form S-4/A, filed with the SEC on August 28, 2015.

•
The reference to ISS is to the ISS Report recommending a vote against the Mylan offer, dated August 14, 2015. The reference to Moody’s is to the Moody’s report entitled “Mylan’s Lowered Acceptance condition on Perrigo Offer is credit Negative”, dated August 15, 2015.

•
For reference to third parties commenting on the risks of a change of control scenario, see the ISS and Moody’s reports above; the report of Proxy Mosaic recommending a vote against the Mylan offer, dated August 18, 2015; or the Sanford Bernstein & Co. report by Ronny Gal, “Is Perrigo Acquisition Smart? Will It Succeed? What is Fair Value for Stakeholder MYL? Our 2c on the Key Questions”, dated September 8, 2015.

•	The reference to Mylan’s ability to reappoint its Board is sourced from Mylan N.V. Investor Presentation, filed with the SEC on July 6, 2015.

•	The reference to Mylan’s shareholder vote on the Abbott transaction and inversion is sourced from Mylan Inc. Definitive Proxy Statement on Schedule 14A, filed with the SEC on December 24, 2014.

•	For references to the results of Mylan’s shareholder vote, see Mylan N.V. Supplemental Proxy Statement, filed with the SEC on August 20, 2015.

•	The reference to "total shareholder return of 970% since 2007" indicates FY2007 period beginning June 30, 2006 to April 7, 2015, prior to Mylan's Rule 2.4 announcement.

For further information:
Arthur J. Shannon, Vice President, Investor Relations and Global Communications, (269) 686-1709, ajshannon@perrigo.com
Bradley Joseph, Director, Investor Relations and Global Communications, (269) 686-3373, bradley.joseph@perrigo.com